                           Filed by Medi-Ject Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Medi-Ject Corporation
                           Commission File No. 000-20945

                                                       Medi-Ject Corporation
                                                       161 Cheshire Lane
                                                       Minneapolis, MN  55441
                                                       (612) 475-7700
                                                       Nasdaq: MEDJ





AT THE COMPANY:                         AT THE FINANCIAL RELATIONS BOARD:
Lawrence Christian                      Larry Stein            Mark Muehlfelt
Vice President, Finance &               General Inquiries      Analyst Inquiries
  Administration/CFO                    (312) 266-7800         (312) 266-7800
(612) 475-7700


FOR IMMEDIATE RELEASE
WEDNESDAY, AUGUST 9, 2000


              MEDI-JECT CORPORATION REPORTS SECOND QUARTER RESULTS

o MEDJ reduced its Q2 operating loss, as revenues rose 29% and margins improved.
     - Product sales increased 88%, as international sales of growth hormone injectors and supplies tripled.
     - Gross margin rose to 26.5% from 14.0%, due to higher sales and a shift to in-house manufacturing.
     - Cost control measures reduced operating expenses as a percentage of sales.

o MEDJ's previously announced business combination plans with Permatec remain on track.
     -    The two companies have begun joint product development projects.
     -    MEDJ continues to expect the transaction to close in the fall of 2000.


Comparative Financial Highlights (Dollar amounts in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------
                                                   3 Months Ended                                  6 Months Ended
                                     6/30/99           6/30/00          Change       6/30/99          6/30/00         Change
------------------------------------------------------------------------------------------------------------------------------
Product sales                      $      407        $      767           88%       $      959       $    1,228          28%
Licensing fees (1)                 $      185                --           N/A       $    1,210       $       23         (98)%
Total revenues                     $      593        $      767           29%       $    2,169       $    1,251         (42)%
Net loss                           $   (1,023)       $     (935)          (9)%      $   (1,313)      $   (1,777)         35%
Net loss per share                 $    (0.72)       $    (0.66)          (8)%      $    (0.92)      $    (1.25)         36%
Average shares outstanding (2)      1,424,729         1,424,832           --         1,424,733        1,424,781          --
------------------------------------------------------------------------------------------------------------------------------

(1) Licensing fees for the six-month period ended June 30, 1999 reflect a one-time settlement fee.
(2) Shares outstanding have been retroactively restated to reflect a 1 for 5 reverse stock split effective January 29, 1999.


Minneapolis, MN, August 9, 2000 - Medi-Ject Corporation (Nasdaq: MEDJ) today reported a net loss of $934,500 or $0.66 per share for the second quarter ended June 30, 2000, compared with a net loss of $1,023,007 or $0.72 per share in the year-ago quarter.

The smaller net loss was due to higher revenues, increased gross margin and lower operating expenses as a percentage of revenue. Revenues increased 29%, led by an 88% rise in product sales, as international sales of growth hormone injectors and supplies, primarily in Europe, tripled from last year's second quarter. Insulin injector sales were similar to last year's second quarter performance.

                                     -MORE-

Medi-Ject Corporation
Add 1


The trend toward higher gross margin continued from the previous quarter, reflecting a shift to in-house manufacturing in August 1999 and a rise in production volumes. Gross margin was 26.5% in the second quarter, up from 14.0% in the year-ago quarter. Earnings also benefited from improved cost control, as operating expenses decreased as a percentage of revenue.

"Medi-Ject's fundamentals continued to strengthen in the second quarter," said Franklin Pass, M.D., Chairman and Chief Executive Officer. "Initiatives begun late last year to build profitability continue to have a positive impact -- gross margin is up and cost control is improving. Moreover, higher product sales and production in the second quarter added a further boost to gross margin. Our prospects continue to be favorable, although it would be unrealistic to expect product sales to continue growing at such strong rates."

Pass added, "We continue to move ahead on our previously announced business combination plans with Permatec Holding AG. We have initiated joint product development projects and are on track to close on the transaction in the fall."

For the six months ended June 30, 2000, Medi-Ject's net loss was $1.8 million or $1.25 per share compared with a net loss of $1.3 million or $0.92 in the year-ago period. Six-month revenues were $1.3 million compared with $2.2 million in 1999's six-month period, which included a one-time settlement fee. Excluding the one-time settlement fee from 1999 results, Medi-Ject would have reduced its operating loss for the six-month 2000 period.

Balance Sheet
At June 30, 2000, cash and cash equivalents totaled $141,497 compared with $85,136 at December 31, 1999. On January 25, 2000, we signed a non-binding letter of intent with Permatec Holding AG, a privately-held drug delivery company located in Basel, Switzerland, to purchase three subsidiaries from Permatec in exchange for our Common Stock representing up to approximately 67% of our outstanding Common Stock (the "Share Transaction"). On July 14, 2000, we signed a definitive Stock Purchase Agreement involving the Share Transaction. These subsidiaries develop and license certain pharmaceutical formulation technologies, including transdermal patches and topical gels. Through July 31, Permatec has invested $2.2 million in Medi-Ject in exchange for Medi-Ject convertible promissory notes. Medi-Ject continues to explore opportunities to strengthen its capital structure and develop new licensing opportunities.

Any statements in this press release that are forward looking, including statements relating to terms of a business combination, merger, market opportunity, future product development, product sales, development and licensing agreements, and research activities, are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may affect Medi-Ject's and the combined operations' business and prospects, including changes in economic and market conditions, healthcare legislation, changes in alliances with pharmaceutical companies, the development of competing drug delivery systems, management of growth and other factors discussed in the Medi-Ject's filings with the SEC. Investors are encouraged to review Exhibit 99 to Medi-Ject's 10-K filed with the SEC and the risk factors in the proxy statement.

Medi-Ject Corporation is the world's leading marketer of needle-free injectable drug delivery systems. The Company manufactures hand-held injectors that deposit pharmaceuticals, including insulin and growth hormone, under the skin without a needle. Presently, these needle-free injection systems are distributed in over 20 countries. Headquartered in Minneapolis, the Company's common stock is traded on the Nasdaq SmallCap Market under the symbol MEDJ.

Medi-Ject Corporation
Add 2



Information Concerning Participants
Medi-Ject, its directors, and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Medi-Ject's shareholders to approve the transaction. Please refer to Medi-Ject's definitive proxy statement for its 2000 Annual Meeting of Shareholders for a discussion of all interests, direct or indirect, by security holdings or otherwise, of such persons in Medi-Ject.

All Medi-Ject shareholders should read the proxy statement concerning the transaction that Medi-Ject has filed with the SEC and will mail to its shareholders. The proxy statement contains important information that should be considered before making any decision regarding the transaction. The proxy statement, as well as other filings containing information about Medi-Ject, may be obtained without charge, on SEC's Website at (http://www.sec.gov). Copies of the proxy statement and Medi-Ject's SEC filings that will be incorporated by reference in the proxy statement will also be obtainable, without charge, from Medi-Ject's corporate secretary. Information can be found on the Internet under Medi-Ject's site on the World Wide Web at http://www.mediject.com. For more information on Medi-Ject via facsimile at no additional cost, simply dial 1-800-PRO-INFO and enter Medi-Ject's ticker symbol MEDJ.

                              --TABLES TO FOLLOW--







                                     -MORE-

Medi-Ject Corporation
Add 3


                              MEDI-JECT CORPORATION
                            STATEMENTS OF OPERATIONS
                                   (unaudited)

                                           Three Months Ended              Six Months Ended
                                                 June 30,                     June 30,
                                        --------------------------    --------------------------
                                           1999           2000           1999           2000
                                        -----------    -----------    -----------    -----------
Revenues
   Product sales                        $   407,285    $   766,854    $   959,275    $ 1,228,113

   Licensing & product development          185,291              0      1,209,608         22,788
                                        -----------    -----------    -----------    -----------
                                            592,576        766,854      2,168,883      1,250,901
                                        -----------    -----------    -----------    -----------
Operating Expenses
   Cost of sales                            350,370        563,799        820,839        885,370
   Research and development                 525,063        288,840      1,185,585        562,708
   General and administrative               488,526        661,828        974,209      1,219,427
   Sales and marketing                      237,433        167,425        488,235        339,380
                                        -----------    -----------    -----------    -----------
                                          1,601,392      1,681,892      3,468,868      3,006,885
                                        -----------    -----------    -----------    -----------

Net operating loss                       (1,008,816)      (915,038)    (1,299,985)    (1,755,984)
                                        -----------    -----------    -----------    -----------

Other income (expense)
   Interest and other income                 23,347              0         49,446             26
   Interest and other expense               (12,538)        (2,002)       (12,589)        (3,554)
                                        -----------    -----------    -----------    -----------
                                             10,809         (2,002)        36,857         (3,528)
                                        -----------    -----------    -----------    -----------

Net loss                                $  (998,007)   $  (917,040)   $(1,263,128)   $(1,759,512)
                                        ===========    ===========    ===========    ===========

Preferred stock dividends                   (25,000)       (17,460)       (50,000)       (17,460)
                                        -----------    -----------    -----------    -----------
Net loss applicable to common shares    $(1,023,007)   $  (934,500)   $(1,313,128)   $(1,776,972)
                                        ===========    ===========    ===========    ===========
Basic and diluted net loss per common
share                                   $     (0.72)   $     (0.66)   $     (0.92)   $     (1.25)
                                        ===========    ===========    ===========    ===========
Basic & diluted weighted average
common shares outstanding                 1,424,729      1,424,832      1,424,733      1,424,781

                            Balance Sheet Highlights

                                            December 31,        June 30,
                                               1999               2000
                                            ------------       -----------
Assets
Cash and cash equivalents                   $    85,136        $   141,497
Other current assets                            620,036            851,588
Property - net                                1,002,554            848,502
Other assets                                    302,410            288,381
                                            -----------        -----------
                                            $ 2,010,136        $ 2,129,968
                                            ===========        ===========

Liabilities and shareholders' equity
Total current liabilities                       903,187          2,701,891
Notes payable                                    54,094             48,774
Total shareholders' equity                    1,052,855           (620,697)
                                            -----------        -----------
                                            $ 2,010,136        $ 2,129,968
                                            ===========        ===========


                                      # # #